Exhibit 99.1

February 8, 2002

Mr. John Taylor
Chateau Perigord #142
Monte Carlo 98000
Monaco

Re: Letter Agreement / Consideration for Consulting Services

Dear Mr. Taylor:

This letter documents the agreement that we have negotiated. From the period of February 10, 2002 to February 10, 2003, with renewal options on an annual basis thereafter. Mr. Taylor will provide significant services to iExalt, Inc. (the "Company") related to :
1.	Mr. Taylor shall provide advertising and public relations services for iExalt with a focus on expansion into European countries.

2.	Mr. Taylor shall assist with development of marketing strategies for iExalt's products overseas.

The time, attention and consulting services to be devoted by Mr. Taylor is expected to be significant.

As such, our Board of Directors has approved the grant of 65,000 shares of the Company's common stock, par value $.05 per share, as consideration for your services in addition to any other prior approved out of pocket fees due under the Consulting Agreement. Pursuant to our negotiations, the Company has agreed, on a best efforts basis, to seek registration of the shares underlying this agreement using a registration on Form S-8.

Please signify your agreement to this fee structure by signing below and fax and mail such executed letter to the Company at the address noted above. Thank you again for your efforts and we look forward to a continued relationship.

Sincerely,
/s/ Donald W. Sapaugh
Donald W. Sapaugh
Chairman/CEO

ms

ACCEPTED AND AGREED TO:
_/s/ John Taylor__________________________	____8/FEB/02___
John Taylor	date